April 6, 2005

Mail Stop 0408

By U.S. Mail and facsimile to (212) 403-2000.

Scott D. Hoffman
General Counsel and V.P.
Lazard Ltd.
30 Rockefeller Plaza
New York, NY 10020

Re:	Lazard Ltd.
	Form S-1 amended March 21, 2005
	File No. 333-121407


Dear Mr. Hoffman:

	We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Our Core Values

1. Please revise Our Core Values, if retained, to present more balanced information about the company.

Summary - page 1

2. The Summary should provide balanced information. Please note, for example, that your income and equity has declined in each of the last four years.

3. We note your disclosure regarding the dilution that shareholders will experience if they purchase shares in the offering. Please revise your discussion of the transactions and the exchange of membership interests to more fully describe the dilution that shareholders will experience and to clearly describe the fact that virtually all the capital held by Lazard and the capital raised by the transactions will be paid out as part of the reorganization of Lazard Ltd.

Risk Factors - page 25

There are provisions in our by-laws that may require... - page 49

4. Revise the heading to this risk factor to clarify that it is non-
U.S. shareholders who might be subject to the mandatory repurchase provisions.

The Recapitalization of LAZ-MD Holdings, page 55

5. Please explain the exemption you are relying on for the shares to be issued for working partners who hold historical partner interests.
Supplementally, please tell us the number of potential stockholders of the interim corporation.

Unaudited Pro Forma Condensed Consolidated Statement of Income -
page
72

6. We note your supplemental response to our prior comment 9. To demonstrate to investors that earnings per share would be unchanged assuming the issuance of additional shares following the exchange, please revise to disclose earnings per share prior to the pro forma adjustments for the additional financing transactions and this offering.

Notes to Unaudited Pro Forma Condensed Consolidated Statement of
Income - pages 72 - 74

7. We note your revised disclosure on page 86 in response to our prior comment 12. Please revise your note (c) to separately quantify your estimate of the impact of the new managing directors` retention agreements and the expiration of contractual agreements requiring payment to managing directors for services performed and founders of
LAM. Disclose the expected timing of effectiveness of the new retention agreements.

8. We note your supplemental response to our prior comment 9. Please revise your note (h) to disclose that the membership interests in LAZ-MD Holdings are exchangeable on a one-for-one basis into shares of Lazard Ltd and how the amount reported as pro forma adjustment
(h)
is calculated.

Executive Compensation, page 135

9. Please include in your next amendment compensation information for
2003 and 2004.

LAZ-MD Holdings Exhangeable Interests, page 137

10. Since the Lazard Ltd. common stock to be issued for exchangeable units may be issued within a year of the offering, please provide us your analysis of why it does not need to be registered with the current offering.

11. Since the subsidiaries of Lazard Ltd may accelerate the exchange schedule, please provide the same analysis for the affected stock.

Description of the Equity Securities - Accounting Treatment - page
177

12. Please supplementally explain how you determined the appropriate accounting treatment for your equity security units, particularly the purchase contacts. Cite the authoritative literature upon which you relied in making this determination. In addition, please explain how you determined the estimated fair value of the purchase contracts to be $0.

Material Federal Income Tax Consequences, page 180

13. As previously requested, please revise to reflect the opinions on the material tax consequences of the Wachtell opinion requested below.

Note 6 - Formation of LAM - page F-19

14. We note your supplemental response to our prior comment 21.
As
you do not believe the LAM equity interests granted to employees are junior stock it is unclear as to why you are applying the guidance of
FIN 38 and not recording compensation expense until the fundamental transaction is probable. Please supplementally tell us how you determined it was appropriate to apply the guidance of FIN 38 and how you considered paragraphs 2 through 4 of FIN 28. Tell us the amount of compensation expense you would have recorded had you recognized during each period presented had you applied the guidance of FIN 28.
In addition, tell us how you would determine the imputed value of LAM if a fundamental transaction occurred.

Exhibits

Exhibit 5.1 - Legal Opinion of Conyers Dill and Pearman

15. We note your response to prior comment 26. Please remove the parenthetical after non-assessable. Also, please delete assumption
(d).

Exhibit 8.1

16. As previously requested, please provide an opinion that sets forth the federal tax consequences of the transaction, not statements of federal income tax law.


*	*	*

Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We direct your attention to Rules 460 and 461 regarding acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Angela Jackson, Staff Accountant, at (202)
942-
2865 or Joyce Sweeney, Senior Accountant, at (202) 942-1939 if you have questions regarding comments on the financial statements and related matters. Please contact Christian Windsor, Special
Counsel
at (202) 942-1974 or me at (202) 942-1874 with any other
questions.


						Sincerely,



						Mark Webb,
						Branch Chief


cc:	Via Facsimile: (212) 403-2395
Benjamin Fackler, Esq
Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, NY 10019

Lazard LTD
Scott Hoffman, General Counsel, V.P.
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